CREDIT SUISSE Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325-6665

Media Release

Credit Suisse AG Announces the Acceleration of its CSCB ETNs

New York, January 12, 2016 Credit Suisse AG announced today that it will accelerate at its option its Credit Suisse X-Links Commodity Benchmark Exchange Traded Notes (ETNs) due June 15, 2033 (“CSCB”). The acceleration date is expected to be January 28, 2016.

Credit Suisse AG expects to deliver a notice of optional acceleration with respect to the acceleration of CSCB to The Depository Trust Company on or about January 14, 2016. The accelerated valuation period is a period of five consecutive trading days expected to be from and including January 19, 2016 to and including January 25, 2016, the first trading day of which will be at least two business days immediately following the date of the delivery of the notice of optional acceleration, subject to postponement due to certain events. Investors will receive a cash payment per ETN in an amount equal to the arithmetic average of the closing indicative values of CSCB during the accelerated valuation period. The acceleration date for the ETNs is expected to be January 28, 2016, which is three business days after the last trading day in the accelerated valuation period. Accordingly, the last day of trading for the ETNs is expected to be January 27, 2016.

None of the other ETNs offered by Credit Suisse AG are affected by this announcement.

Accelerated Redemption	Ticker Symbol	CUSIP
Credit Suisse X-Links Commodity Benchmark ETNs due June 15, 2033	CSCB	22542D472

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com;
Credit Suisse ETNs, telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,100 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.